Filed by one, pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange act of 1934
Subject Company: MarkForged, Inc.
Registration No.: 333-254973

Markforged Welcomes Carol Meyers To Board of Directors

Marketing Veteran Brings Expertise to Amplify Company’s Growth Plans

Watertown, Mass. - Markforged, (“Markforged” or “the Company”), creator of an integrated metal and carbon fiber additive manufacturing platform, The Digital Forge, today announced the expansion of its Board of Directors (the “Board”) with the nomination of Carol Meyers. Meyers is expected to begin serving immediately following the consummation of Markforged’s business combination with one (NYSE: AONE) later this summer.

Meyers currently serves as a venture partner at Glasswing Ventures, LLC, a venture capital firm that invests in technology startups. Previously, she served as Chief Marketing Officer of Rapid7, Inc., a cybersecurity analytics and automation company, as Senior Vice President and Chief Marketing Officer at LogMeIn, Inc. and Senior Vice President and Chief Marketing Officer at Unica Corporation. Meyers also has broad operational and board experience through her positions on the boards and audit committees of Zipwhip,Inc., a business-texting software and API provider, and Hear.com, the world’s largest online provider of medical-grade hearing aids. She also served on the board of directors of Emarsys eMarketing Systems AG and MineralTree,Inc.

“We are excited to welcome Carol to our Board of Directors as we focus Markforged on robust production and pursue our growth objectives.” said Shai Terem, President and CEO of Markforged. “Her deep marketing expertise in go-to-market strategies and successfully scaling organizations will prove valuable as Markforged looks to grow and bring our platform to manufacturing floors around the world.”

Meyer’s nomination to join the Board is a manifestation of Markforged’s continued commitment to building a culture of diversity and inclusion. As the first female director of the Company, she is also the first member with a focus on the marketing side of business operations.

“Markforged and The Digital Forge are transforming manufacturing with great momentum, and I am excited to contribute to accelerating the Company’s growth and brand awareness,” said Meyers. “This is an exciting time for the team, and I look forward to working with everyone to achieve our goals.”

Meyers holds a Bachelors in Science in finance from Fairfield University and is a graduate of the General Electric Financial Management Program.

About Markforged

Markforged transforms manufacturing with 3D metal and continuous carbon fiber printers capable of producing parts tough enough for the factory floor. The Markforged Digital Forge brings the power and speed of agile software development to industrial manufacturing, combining hardware, software, and materials to eliminate the barriers between design and functional parts. Engineers, designers, and manufacturing professionals all over the world rely on Markforged metal and composite printers for tooling, fixtures, functional prototyping, and high-value end-use production. Founded in 2013 and based in Watertown, Mass., Markforged has more than 250 employees globally. Markforged has been recognized by Forbes in the Next Billion-Dollar Startups list, and was listed as the #2 fastest-growing hardware company in the US in the 2019 Deloitte Fast 500. In February 2021, Markforged announced it entered into a definitive agreement to merge with one (NYSE: AONE), a special purpose acquisition company founded and led by technology industry veteran Kevin Hartz. The transaction is expected to close in the summer of 2021, subject to regulatory and stockholder approvals, and other customary closing conditions. The combined company will retain the Markforged name and be listed on the NYSE under the ticker symbol “MKFG”.

About one

one is a special purpose acquisition company sponsored by A* formed for the purpose of effecting a business combination with one or more businesses in the innovation economy. one completed its initial public offering in August 2020 raising $215 million in cash proceeds. A* was founded and is led by technology industry veteran Kevin Hartz.

Participants in the Solicitation

one and Markforged and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the Securities Exchange Commission (the “SEC”). Information about the directors and executive officers of one and Markforged are set forth in one’s Amendment No. 2 to Registration Statement on Form S-4/A filed with the SEC on June 4, 2021 (the “Registration Statement”), and other filings with the SEC that are available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: one, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, California 94129, Attention: Secretary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the one shareholders in connection with the potential transaction will be set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of one, the combined company or Markforged, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although Markforged believes that it has a reasonable basis for each forward-looking statement contained in this press release, Markforged cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the transaction, and the anticipated contribution of the members of Markforged’s board of directors to Markforged’s operations and progress. Markforged cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the effect of COVID-19 on Markforged’s business and financial results; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of one for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by one’s shareholders; the inability to obtain or maintain the listing of the combined company's securities following the business combination; costs related to the business combination; and those factors discussed under the header “Risk Factors” in the Registration Statement and those included under the header “Risk Factors” in one’s Annual Report on Form 10-K and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that Markforged will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent Markforged’s views as of the date of this press release. Markforged anticipates that subsequent events and developments will cause its views to change. However, while Markforged may elect to update these forward-looking statements at some point in the future, Markforged has no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Markforged’s views as of any date subsequent to the date of this press release.

Contacts

Investors
investors@markforged.com

Media
Paulina Bucko
Head of Communications
paulina.bucko@markforged.com